PE 3/12/2015

UNITED STATES NO ACT Received SEC
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 MAR 12 2015

[redacted]

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

15005730

March 12, 2015

Act: 1934
Section:
Rule: 14a-8 (OD's)
Public
Availability: 3-12-15

Geoffrey Edwards
Wal-Mart Stores, Inc.
geoffrey.edwards@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Edwards:

This is in regard to your letter dated March 12, 2015 concerning the shareholder proposal submitted by the Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Sisters of the Presentation of the Blessed Virgin Mary, the Franciscan Sisters of Perpetual Adoration and the School Sisters of Notre Dame, Central Pacific Province for inclusion in Walmart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Walmart therefore withdraws its January 30, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Ginger K. Hedstrom
Sisters of St. Joseph of Carondelet and Consociates
ghedstrom@csjstpaul.org

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

March 12, 2015

VIA E-MAIL to *shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of the Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Sisters of the Presentation of the Blessed Virgin Mary, the Franciscan Sisters of Perpetual Adoration, and the School Sisters of Notre Dame, Central Pacific Province
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 30, 2015, we requested that the staff of the Division of Corporation Finance concur that our client, Wal-Mart Stores, Inc. (the "Company") could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Sisters of the Presentation of the Blessed Virgin Mary, the Franciscan Sisters of Perpetual Adoration, and the School Sisters of Notre Dame, Central Pacific Province (collectively, the "Proponents").

Enclosed as Exhibit A is an email from Ms. Ginger K. Hedstrom, dated February 25, 2015, withdrawing the Proposal on behalf of the Proponents. In reliance on this email, we hereby withdraw the January 30, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosure

cc: Ginger K. Hedstrom, Sisters of St. Joseph of Carondelet, St. Paul Province
Susan Ernster, Franciscan Sisters of Perpetual Adoration
Joy Peterson, Sinsinawa Dominicans
Ruth Geraets, Sisters of the Presentation of the Blessed Virgin Mary
Timothy P. Dewane, School Sisters of Notre Dame, Central Pacific Province

EXHIBIT A

From: Ginger Hedstrom [mailto:ghedstrom@csjstpaul.org]
Sent: Wednesday, February 25, 2015 3:30 PM
To: Carol Schumacher
Cc: sernster@fspa.org; kbierne@presentationsisters.org; geraetsr@presentationsisters.org; opjustice@aol.com; jpeterson@sinsinawa.org; Fr Mike Crosby ; F. Sherman; Katherine Rossini; Jill Underdahl; Anne Elise Tschida; Avis Allmaras; Catherine Rosengren; B Aires
Subject: Walmart Shareholder Resolution: Pay Disparity Resolution Withdrawal Notice

Good afternoon Carol:

We were pleased with our conversation with you and the other Walmart participants on our February 9 conference call. It was clear that you were taking seriously our shareholder resolution on pay disparity. We were especially pleased to learn that our resolution had received the attention of the Walmart Board of Directors. From last Thursday's press announcement, we can see how true this was.

Given this positive step toward a more fair wage for the lower-paid workers and, in the hope of continued conversations on this critical issue, I would like to inform you by that I, on behalf of the Sisters of St. Joseph of Carondelet, St. Paul Province, and the other co-filers, hereby withdraw our resolution filed on December 22, 2014 with Gordon Aliston.

Peace with justice for all,

Ginger

Ginger K. Hedstrom, Justice Coordinator

Sisters of St. Joseph of Carondelet and Consociates

1884 Randolph Avenue, Saint Paul, MN 55105

Office: 651-690-7054

Email: ghedstrom@csjstpaul.org

Website: www.csjstpaul.org

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

Walmart
Save money. Live better.

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

January 30, 2015

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of the Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Sisters of the Presentation of the Blessed Virgin Mary, the Franciscan Sisters of Perpetual Adoration, and the School Sisters of Notre Dame, Central Pacific Province
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders' Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Sisters of the Presentation of the Blessed Virgin Mary, the Franciscan Sisters of Perpetual Adoration, and the School Sisters of Notre Dame, Central Pacific Province (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

A copy of the Proposal and the Supporting Statement, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), then we believe that the Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations and under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

The Proposal sets forth only two requirements. First, the Proposal seeks "a review of [the C]ompany's executive compensation policies." Second, the Proposal asks that a "summary report of that review" be made available upon request. While the Proposal also "suggests" other items to include in the "report," these are not mandated. For the reasons set forth below, we believe that the Company has substantially implemented the Proposal based on the review of executive compensation policies conducted at least annually by the Company's Compensation, Nominating and Governance Committee (the "Committee") as well as the information the Company annually provides in the Compensation Discussion & Analysis ("CD&A") section of its proxy statement, which the Committee produces.

With respect to the first element of the Proposal, the Committee regularly reviews and approves changes to the Company's executive compensation programs, policies, and strategy. This is reflected in the Committee's charter, which sets forth its responsibilities including, among other things, "evaluat[ing] and approv[ing] executive officer compensation . . ."[1] The charter further states that the Committee shall "[r]eview the disclosures in the Company's

---

[1] *See* Wal-Mart Compensation, Nominating and Governance Committee Charter, *available at* http://stock.walmart.com/corporate-governance/compensation-nominating-governance-committee.

[CD&A] section prepared annually for inclusion in the Company's proxy statement . . ." *Id.* Thus, the Committee has implemented the first element of the Proposal through its regular "review of [the C]ompany's executive compensation policies."

With respect to the second element of the Proposal, the Company also "make[s] available . . . a summary report of" the Committee's "review of [the C]ompany's executive compensation policies." The Committee's charter states that the Committee shall "produce an annual compensation committee report for inclusion in the Company's proxy statement . . ." Item 402(b) of Regulation S-K sets forth the Commission's requirements for what must be included in the CD&A section of the Company's annual proxy statements. Instruction 3 to Item 402(b) of Regulation S-K provides that the CD&A should "focus on the material principles underlying the registrant's executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions."

Consistent with the requirements of Item 402(b), the Company provides significant disclosure on the considerations underlying the Committee's executive compensation determinations in the CD&A, including the process used by the Company's board and the Committee for determining the compensation of the Company's executive officers. The Company devoted approximately 21 pages of its 2014 proxy statement to a review of the Company's executive compensation policies. *See* Wal-Mart Stores, Inc. 2014 Proxy Statement, pp. 43-63. Within these extensive disclosures, the CD&A discusses and analyzes the Committee's philosophy, objectives, policies, programs, practices, and decisions regarding executive compensation. Many of the Company's compensation programs and plans described in the proxy statement apply not only to the named executive officers but also to the Company's other executive officers more broadly. These programs include the Wal-Mart Stores, Inc. Management Incentive Plan, the Wal-Mart Stores, Inc. Stock Incentive Plan, and the Wal-Mart Stores, Inc. Deferred Compensation Matching Plan, each of which is discussed in the CD&A.

Thus, pursuant to the Commission's requirements and the Company's resulting annual proxy statement disclosures, the Company has addressed the second element of the Proposal. Specifically, the Company's 2014 proxy statement, as in past years, contains the Committee's annual report on its review of executive compensation, as requested by the Proposal. The Committee will continue to make such disclosures in its annual proxy statements in accordance with SEC rules.

As noted above, in addition to the review requested by the Proposal, the Proposal separately "suggest[s]" other information to be considered for inclusion in the requested report. However, these are mere suggestions that are not required by the terms of the Proposal. In this regard, they are not part of the essential objective of the Proposal. Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal. The Staff has recognized that when a proposal merely suggests that a certain issue be addressed, the proposal may be excluded where the company has addressed the requested, but not suggested, matters. For example, in *ConAgra Foods, Inc.* (avail. July 3, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a sustainability report, where the supporting statement recommended that the report follow certain guidelines that the company did not address in its existing policies and procedures. *See also Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal urging the board to adopt principles regarding global warming "based on" a set of principles listed in the supporting statement, where the company argued that it need not adopt the listed principles wholesale). In the instant Proposal, the Proposal's only requirements are to "initiate a review of [the C]ompany's executive compensation policies" and issue a "summary report," each of which the Company has already done.

Accordingly, based on the Committee's ongoing review of the Company's executive compensation policies and the information the Company has and will continue to provide in its CD&A, we believe the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations, specifically, general employee compensation.

Rule 14a-8(i)(7) allows for exclusion of a proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the ordinary business exclusion rests on two central considerations. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

Consistent with this history, in analyzing shareholder proposals relating to compensation under Rule 14a-8(i)(7), the Staff has made a clear distinction between proposals that relate to general employee compensation and proposals that relate to executive officer and director compensation, indicating that the former relate to a company's ordinary business operations and are thus excludable. *See* Staff Legal Bulletin No. 14A (July 12, 2002) (indicating that under the Staff's "bright-line analysis" for compensation proposals, companies "may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7)" but "may [not] exclude proposals that concern only senior executive and director compensation" (emphasis in original)); *Xerox Corp.* (avail. Mar. 25, 1993).

In this regard, the Staff has consistently concurred in the exclusion under Rule 14a-8(i)(7) of shareholder proposals that address both executive compensation and non-executive (*i.e.*, general employee) compensation. For example, in *Microsoft Corp.* (avail. Sept. 13, 2013), the proposal requested that the company limit the average total compensation of senior management, executives, and other employees for whom the board set compensation to 100 times the average compensation paid to the remaining full-time, non-contract employees of the company. In seeking exclusion of the proposal, the company argued that the proposal's cap on total compensation was not limited to "'senior executives' . . . or a similar selected class of executives and/or officers." The company also argued that, "because the proposed compensation cap [wa]s expressed as a ratio,... the proposal could be construed as an initiative to increase [the] average pay of all employees who are not in the class included in the numerator," i.e., the company's general workforce. The Staff concurred that the company could "exclude the proposal under rule 14a-8(i)(7), as relating to [the company's] ordinary business operations," noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *See also Deere & Co.* (avail. Oct. 17, 2012); *Johnson Controls, Inc.* (avail. Oct. 16, 2012); *ENGlobal Corp.* (avail. Mar. 28, 2012); *KVH Industries, Inc.* (avail. Mar. 30, 2011); *Exxon Mobil Corp.* (avail. Feb. 16, 2010, *recon. denied* Mar. 23, 2010); *Comcast Corp.* (avail. Feb. 22, 2010); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009); *3M Co.* (avail. Mar. 6, 2008); *Xcel Energy, Inc.* (avail. Feb. 6, 2004); *Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999) (in each case, concurring in the exclusion of a shareholder proposal related to general employee compensation under Rule 14a-8(i)(7)).

In addition, the Staff has consistently concurred in the exclusion of shareholder proposals that requested a report on both employee and non-employee compensation. For example, in *General Electric Co.* (avail. Jan. 6, 2011), the proposal requested a report on two different company pension plans that were available to both executive officers and other employees who were within the company's executive band but were not considered executive officers. The company argued that the proposal was excludable under Rule 14a-8(i)(7) because "the Proposal request[ed] reports on two Company pension plans, but [did] not limit the scope of the reports to the Company's most senior executives." The Staff concurred in the exclusion of the Proposal on ordinary business grounds, noting "that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors."

As in the precedent cited above, the Proposal addresses compensation of employees generally and is not limited to compensation of the Company's executive officers. The Proposal specifically addresses a report that provides "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage . . . and [] an analysis of changes in the relative size of the gap along with any analysis and rationale justifying any trends evidenced." By requesting that the report include a "comparison of the total compensation package of the top senior executives and [Company] store employees," "an analysis of changes" in this pay ratio, and an "analysis and rationale justifying any trends evidenced," the Proposal is asking the Company to review and report on the pay of its "store employees." This would require the Company to review, collect data, and report on the pay of its general workforce, thus implicating the Company's ordinary business operations. As discussed in *Microsoft*, when a proposal requests, as the Proposal does, that a company take action based on a ratio of executive and general employee compensation, the proposal is addressing both executive and general employee compensation. Here, the Proposal requests that the Company "analy[ze] changes" in the ratio of executive and store-employee pay and "justify[] any trends evidenced." Since any changes to the ratio of executive and store-employee pay are traceable both to fluctuations in executive pay and store-employee pay, the Proposal is asking the Company to evaluate and report on whether there were changes in the compensation of its "store employees," *i.e.*, its general workforce, and to provide a justification for any such changes relative to increases and decrease in executive pay.

In determining whether a proposal implicates a company's ordinary business operations, the Staff has historically looked at all of the facts, circumstances, and evidence surrounding the proposal, including its supporting statements. For instance, the Staff has allowed the exclusion of proposals relating to charitable contributions when these proposals' supporting statements made clear that the proposals were actually directed towards contributions to specific types of charitable organizations (an ordinary business matter). *See, e.g.*, *The Home Depot, Inc.* (Mar. 18, 2011) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the Company publish a list of recipients of corporate charitable contributions over $5,000 when the proposal's supporting statement focused on contributions to the gay, lesbian, bisexual, and transgender community and related associations); *Johnson & Johnson* (avail. Feb. 12, 2007) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on contributions to groups "involved in abortion" and that "promote[d] same sex marriages"); *Wells Fargo & Co.* (avail. Feb. 12, 2007) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company report on charitable contributions when the supporting statement focused on Planned Parenthood as well as "sexual practices [and] sexual orientation").

Here, the Proposal's Supporting Statement is primarily devoted to a discussion of the compensation of the Company's general workforce. For example, the first paragraph of the Supporting Statement focuses entirely on the Proponents' view that there is a direct connection between "the decline of revenue for major retailers and the stagnation of workers' wages." The Supporting Statement goes on to discuss "stagnant wage growth" as "undermining the economy." In fact, the Supporting Statement only touches on the Company's executive compensation in two out of ten sentences. And finally, each of the Proponents' five cover letters indicates that the Proposal is concerned with the Company's general compensation practices. Four letters discuss "the need to address the 'structural causes of poverty and inequality[2],'" and the other letter similarly addresses "the dignity of the human person" and "the struggling working class."[3] As these statements demonstrate, the Proposal addresses compensation generally and is not limited to compensation of the Company's executive officers, allowing for the Proposal's exclusion under Rule 14a-8(i)(7).

Finally, the Proposal is distinguishable from the proposals at issue in *The Allstate Corp.* (avail. Feb. 5, 2010), *Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006), *AOL Time Warner Inc. (Province of St. Joseph)* (avail. Feb. 28, 2003), and *Pfizer, Inc.* (avail. Jan. 28, 2003), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting (not merely suggesting, as in the Proposal) that the company's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers, and is also distinguishable from *Exelon Corp.* (avail. Jan. 2, 2014), where the Staff declined to concur in the exclusion on ordinary business grounds of a proposal requesting that the company cap the compensation of its named executive officers at 100 times the median annual compensation paid to all employees. In this regard, the proposals and supporting statements in each of those letters were all heavily focused on the proponents' concerns with executive compensation. For instance, in *Allstate*, the proposal and supporting statement focused on what the proponent viewed as "extravagant executive pay," discussing how excessive executive pay "seem[ed] to be the norm," indicating that CEOs at S&P 500 companies "earned more than $4,000 an hour," and specifically asking the company to evaluate whether its current "top executive compensation packages . . . would be considered 'excessive.'" Similarly, in *Wal-Mart*, the proposal and supporting statement discussed at length the "explosion in compensation for top corporate executives," and focused on examples of why the proponents believed the company's executive compensation was "out of control." Moreover, in both *AOL Time Warner* and *Pfizer*, the proposals and supporting statements focused on "[t]he ratcheting up of

---

[2] Cover letters from the Sisters of St. Joseph of Carondelet, St. Paul Province, the Sinsinawa Dominicans, the Franciscan Sisters of Perpetual Adoration, and the School Sisters of Notre Dame, Central Pacific Province.

[3] Cover letter from the Sisters of the Presentation of the Blessed Virgin Mary.

compensation" for CEOs and other top executives, discussing at length recent increases in average CEO pay, citing to editorials and news articles that were critical of high executive compensation, and referencing studies that showed either "no relationship" or an "inverse correlation" between CEO compensation and company performance. And in *Exelon*, the proposal and supporting statement were entirely devoted to "public criticism that executive employees have been offered excessive compensation" and the notion that "peer benchmarking" was a flawed method for setting executive compensation.

In contrast, in the current instance, the Proposal and Supporting Statement, as discussed above, focus on the compensation of the Company's employees generally. The majority of the statements made in the Proposal and Supporting Statement address the effect that "the stagnation of workers' wages" (*e.g.*, "store employee" wages) has on the U.S. economy and on the Company. Thus, unlike the proposals and supporting statements in *Allstate*, *Wal-Mart*, *AOL Time Warner*, *Pfizer*, and *Exelon*, which focused solely on the compensation of CEOs and other executives, the Supporting Statement focuses on a discussion of general employee compensation.

Therefore, in accordance with the precedent discussed above, the Proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors, and is thus excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(10), the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). As further described below, the Proposal is vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because (1) it is unclear what actions the Proposal is requesting, (2) the Proposal fails to define or explain key terms, and (3) the Proposal contains materially misleading statements and implications.

A. The Proposal is Materially Vague in its Resolution.

The Staff has held that a proposal is excludable as vague and indefinite where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion as vague and indefinite of proposals requesting certain disclosures or actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g. Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Proposal's request are unclear. The Proposal requests that the Committee "initiate a review of [the Company's] executive compensation policies and make available upon request a summary report of that review." This request provides no guidance, however, with respect to what to consider as part of the review, much less what elements of compensation the Proponents intend for the Committee to review, what individuals and arrangements the Committee should include in its review (including whether only arrangements that are available to "executives" should be included, or whether it includes the Company's broad-based equity and incentive plans in which executive officers also participate), whether this review should include previously granted and/or previously paid compensation, or whether such review should include policies that are related to compensation (such as reimbursement, clawback, and benefit arrangements). Thus, the Proposal is vague and indefinite as to the details and scope of the requested review, and "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

In addition, the Proposal only suggests, rather than requests, that the requested report contain a comparison of pay levels between the Company's senior executives and its "store employees." By contrast, prior similar proposals have specifically requested that the report address certain issues related to a comparison of pay levels between senior executives and other employees. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 1, 2006) (finding that the shareholder proposal was not excludable under Rule 14a-8(i)(7) where the proposal "request[ed] that the Board's Compensation Committee review Wal-Mart's senior executive compensation policies and make available . . . a report of that review, *including*" a comparison of pay and benefits between "top executives" and the company's "lowest paid workers in the United States in July 1995 and July 2005," an analysis of changes in the relative size of the gap, and an evaluation of whether executive compensation packages are "excessive") (emphasis added). Because of the Proposal's suggestion, it appears that the Company could fully implement the request in all material aspects without addressing the Company's pay policies for "store employees."[4] Yet, concern over worker wages is the primary focus of the Supporting Statement. Thus, it is unclear how the Proposal's request is connected to the concerns identified in the Supporting Statement. Moreover, because the Proposal does not request a specific means of implementing the requested review, the Company's "implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal." *Fuqua Industries*.

B. The Proposal Includes Vague and Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring with the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures

---

[4] In fact, as argued above in respect of Rule 14a-8(i)(10), the Company *has* implemented the proposal as such.

the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "[e]liminate all incentives for the CEOS [sic] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

In the current instance, the Proposal suggests that the Committee's report "include: 1) [a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced." In this statement, the Proposal includes several vague terms that neither the Proposal nor the Supporting Statement defines. Specifically, the Proposal fails to define "total compensation package," "store employees," and "median wage." With respect to "total compensation package," it is unclear what compensation elements should be included in the report. Should incentive awards, fringe benefits, and deferred compensation be included? The Proposal provides no guidance as to this issue.

Similarly, the Proposal provides no guidance as to who to include as a "store employee" for purposes of the Proposal. Should any employee who has worked in any Company store for any period of time during the prior fiscal year be included? Should the analysis instead be limited to employees who worked in a Company store for the entire year or as of a given date? Should part-time and/or temporary employees be included, and if so, how should the report account for their presumably lower pay? How should the report deal with fluctuations in compensation based on promotions or demotions? How does the Company resolve each of these questions when looking backward in respect of the years 2010 and 2005? The Proposal fails to provide guidance about these critical terms.

Finally, the Proposal provides no guidance as to how the "median wage" of store employees should be calculated. First, it is unclear whether "wage" should be limited to fixed salary or hourly wages, whether it also should include bonuses, incentive compensation, and equity grants, or whether commissions, accrued vacation, or various other benefits should be included, and if so, how they should be valued. Second, even if the meaning of "wage" was determinable, the Proposal still is vague and indefinite as to how the "median wage" should be calculated. It seems that the Proponents are suggesting a calculation similar to that contained in the SEC's proposed rules to implement Section 953(b) of the Dodd-Frank Act ("Pay Ratio Disclosure Rules"),[5] which would require U.S. public companies to disclose (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer, and (iii) the ratio of these two values. Prior to September 2013 when the Pay Ratio

[5] Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013).

Disclosure Rules were proposed, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. If the Proposal intended the determination of median wage to be similar to what was proposed by the Commission, the Company would not know how to implement this Proposal. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of store employees such as whether part-time employees may be excluded from the calculation or whether seasonal workers' compensation should be annualized. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median wage" is impermissibly vague.

The Staff frequently has allowed the exclusion under Rule 14a-8(i)(3) of a proposal with terms similar to those discussed above. In *General Electric Co.* (avail. Feb. 5, 2003), the proposal "urge[d] the board of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." The company argued that the proposal was vague and indefinite because the proposal "fail[ed] to define the critical terms of the [p]roposal – i.e. 'compensation' and 'average wage' – or otherwise provide guidance on how the [p]roposal should be implemented." The Staff concurred that the proposal was excludable as vague and indefinite. *See also Prudential Financial, Inc.* (Feb. 16, 2007) (concurring with the exclusion of a proposal that failed to define critical terms such as "senior management incentive compensation programs"); *Woodward Governor Co.* (Nov. 26, 2003) (concurring with the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced; *General Electric Co.* (Jan. 23, 2003) (concurring with the exclusion of a proposal seeking an individual cap on salaries and benefits, where the proposal failed to define the critical term "benefits"). Accordingly, the Proposal's failure to define or explain the meaning of critical terms causes the Proposal to be impermissibly vague and indefinite.

C. *The Proposal Contains Materially Misleading Statements and Implications.*

According to the Staff, "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001); SLB 14B. The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are false or misleading. *See, e.g.*, *General Electric Co.* (avail. Jan. 6, 2009) (concurring with the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan.

31, 2007) (concurring with the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (avail. Mar. 1, 2005) (concurring with the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (avail. May 1, 2000) (concurring with the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary). In the current instance, the Supporting Statement contains several quantifiable errors and materially misleading statements and implications that result in the Proposal being based on a fundamentally false premise.

First, the Supporting Statement contains materially misleading statements regarding the compensation of "the average Wal-Mart Sales Associate" in 2014 and how that compensation compares to the total compensation paid to the Company's Executive Vice President. The website cited by the Supporting Statement as the source of its data concerning the pay of the "average Wal-Mart Sales Associate" is not reliable. It appears that the data is drawn from self-reports from 379 individuals. The website cited provides no information as to if or how it verified the identity of the reporters or the accuracy of the reports. Additionally, even if one assumes that all reporters were Company sales associates who accurately reported their pay, in 2014 the Company employed approximately 2.2 million associates globally, over 1 million of whom were employed in U.S. Therefore, 379 is a very small sample size, which in turn means that the value reported may not reflect the population mean or median. Furthermore, there is no way to identify the geographic location of the reporters and thus no way to determine whether the pay level reported is reflective of Company-wide payment or is instead unduly weighted by certain geographic areas. Lastly, it is unclear whether "average" refers to the mean or median, as well as how such "average" was derived. In an effort to emphasize the disparity in pay between the Company's executives and its general employees, the Supporting Statement further asserts that the Company's Executive Vice President received 955 times more than the "average Wal-Mart Sales Associate" in 2014. Because this comparison is directly dependent on the unreliable and misleading statement regarding the average sales associate's pay, this comparison is likewise materially misleading.

In addition, the Supporting Statement incorrectly states that the average annual CEO compensation in the United States is "$12,259 million." This value, which is equivalent to $12,259,000,000, or $12.259 billion, is orders of magnitude greater than the value of $12,259,000, or $12.259 million, which is the number reported in the study cited by the Supporting Statement. This statement is incorrect and has the effect of misleading the

Company's shareholders in that it represents a false premise – grossly inflated CEO compensation – upon which shareholders may rely in deciding how to vote on the Proposal.

Finally, the Supporting Statement recites certain views about the impact of "stagnant" wage growth for employees on the U.S. economy and discusses certain comparisons of executive to non-executive compensation levels. The Proposal then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive compensation policies are a cause of stagnant worker wages – *i.e.*, that if the Company were to study and then modify its executive compensation policies, the issue of "stagnant" wage growth for employees in the United States could be solved. The Proposal thus assumes a link between the compensation levels of executives and other employees that has not been established. However, the compensation levels of executives and other employees are determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions in a supporting statement is demonstrated by the court's holding in *Express Scripts Holding Co. v. Chevedden*, 2014 WL 631538, *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that sought to separate the positions of chief executive officer and chairman, the court ruled that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Here, the Proposal deals with the "corporate governance practices" surrounding the Company's executive compensation policies. The Supporting Statement includes false and misleading statements, as explained above, that "are important to the stockholder's decision whether to vote in favor of the proposed measure." Specifically, by reporting (i) an incorrect and grossly inflated value of executive compensation, (ii) a misleading claim regarding the pay of the average Company sales associate, and (iii) a misleading implication regarding stagnant wages, the Supporting Statement creates a false premise upon which shareholders may rely in deciding whether to vote for the Proposal. Just as the excludable proposals in *General Electric*, *Johnson & Johnson*, *State Street* and *General Magic* created false impressions upon which shareholders would be impermissibly misled in their votes, this series of materially false or misleading statements and implications make the Proposal and the Supporting Statement upon which it relies so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules."

The Company is aware that in *The Goldman Sachs Group, Inc.* (avail. Mar. 11, 2010), the Staff was unable to concur in the exclusion of a proposal that was similar to the instant proposal, with the important distinction that the *Goldman* proposal explicitly requested, instead of suggested, a pay ratio comparison. There, the company challenged the proposal under Rule 14a-8(i)(3), arguing that the supporting statement contained materially false or misleading statements, including a misquote from a federal judge and a false statement about federal legislation regarding pay ratios. The statements challenged by *Goldman Sachs* are different from the Supporting Statement. Unlike the contested statements in *Goldman*, the misleading or false statements in the Supporting Statement involve quantifiable errors directly regarding the issues on which shareholders will vote – executive compensation and the ratio of pay levels between senior executives and store employees.

Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(3). If the Staff disagrees with the Company's conclusion that the entire Proposal is excludable, then the Company requests that the Staff at least concur in the exclusion of the misleading statements and implications.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Geoffrey.Edwards@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-6483 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Ginger K. Hedstrom, Sisters of St. Joseph of Carondelet, St. Paul Province
Susan Ernster, Franciscan Sisters of Perpetual Adoration
Joy Peterson, Sinsinawa Dominicans
Ruth Geraets, Sisters of the Presentation of the Blessed Virgin Mary
Timothy P. Dewane, School Sisters of Notre Dame, Central Pacific Province

EXHIBIT A

Sisters of St. Joseph of Carondelet
St. Paul Province

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

The Sisters of St. Joseph of Carondelet, St. Paul Province is a Catholic congregation of women religious. Our most recent proceeding from our Congregational Chapter of 2013 states, "We join with others in addressing issues that demean or deny people their human dignity and that force those who are marginalized to bear the burden of unjust systems." As such we are concerned about what Pope Francis has stated about the need to address the "structural causes of poverty and inequality;" thus the enclosed resolution.

The Sisters of St. Joseph of Carondelet, St. Paul Province has owned at least $2,000 worth of Wal-Mart Stores, Inc.'s common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014,

I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc.'s shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Please direct to me all correspondence, including those who will be co-filing this resolution with us.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,

Joänne Tromiczak-Neid

Ms. Joänne Tromiczak-Neid
Justice Coordinator

Enclosure

1884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

WAL-MART STORES, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP).

The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission Wal-Mart Stores, Inc. noted in two different places that "decreases in consumers' disposable income . . . may adversely affect our gross margins, cost of sales, inventory turnover and markdowns or otherwise adversely affect our operations and consolidated operating results https://www.sec.gov/Archives/edgar/data/104169/000010416914000019/wmtform10-kx13114.htm.

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2014 for Wal-Mart's CEO, C. Douglas McMillon was $25,592,938 (over twice that of the annual CEO compensation of his peers at the average U.S. company) http://www.sec.gov/Archives/edgar/data/104169/000130817914000196/lwmt2014_def14a.htm#lwmta030.* Meanwhile the average Wal-Mart Sales Associate's 2014 compensation ranged between $15,804-$26,786. The ratio between their compensation was/is 955 times; almost three times more than the U.S. workers overall noted above. http://www.payscale.com/research/US/Employer=Wal-Mart_Stores%2c_Inc/Salary Sales Associate..

RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

*The citation refers to Mr. McMillon while then being Executive Vice-President.

UBS

UBS Financial Services Inc.
Private Wealth Management
80 S 8th Street, Suite 3040
Minneapolis, MN 55402
Tel. 612-303-5857
Fax 855-212-9524
Toll Free 800-293-5388

Louis D. Close, CIMA®
Senior Vice President – Wealth Management
Private Wealth Advisor
louis.d.close@ubs.com

Charles L. Major, CIMA®
Senior Vice President – Wealth Management
Private Wealth Advisor
charles.l.major@ubs.com

www.ubs.com

December 22, 2014

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

UBS Financial Services Inc. is the custodian and record holder for Sisters of St. Joseph of Carondelet, St. Paul Providence.

As of today we are writing to affirm that Sisters of St. Joseph of Carondelet has stock in Wal-Mart valued at least $2,000.00 and have held such stock for at least one year.

Please feel free to contact me at (612) 303-5957 should you have any questions.

Sincerely,

John M. Kurzhal

John M. Kurzhal
Senior Client Service Associate

Sisters of St. Joseph of Carondelet
St. Paul Province

December 30, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

Last week I represented the Sisters of St. Joseph of Carondelet, St. Paul Province in filing a shareholder resolution. At that time I was authorized to file the resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc.

Since my retirement date after 22 years as justice coordinator for the Sisters of St. Joseph pf Carondelet, St. Paul Province is December 31, 2014, this letter is to advise you of the next contact person. As of January 1, 2015 Ms. Ginger K. Hedstrom, will be justice coordinator. Please direct to her all correspondence, including those who will be co-filing this resolution with us. She has been authorized by the Province Leadership Team to be the representative.

Hopefully this change in personnel will not interrupt any constructive conversation as we go forward and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage.

Sincerely yours,

Ms. Joänne Tromiczak-Neid
Justice Coordinator

Cc: Ginger K. Hedstrom, Justice Coordinator
Katherine Rossini, PLT Liaison to Investing to Make a Difference Committee

1884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

From: Carol Schumacher
Sent: Thursday, January 22, 2015 10:21 AM
To: 'sernster@fspa.org'; 'jtromiczak@csjstpaul.org'
Cc: Melissa Allgood
Subject: Your proxy resolution to WMT

Dear Sr. Susan and Ms. Tromiczak-Neid:

Thank you for your support of our company as an investor. We value all of our shareholders and appreciate that you also are interested in having discussions with us about "living wages."

As a Catholic and a product of Catholic education (Franciscan Capuchin in grammar school, SSND in high school and Franciscans - the OFM order-- at St. Bonaventure University), I am well aware of Pope Francis' request to address the "structural causes of poverty and inequality." I also closely followed our Pope's recent visit to the Philippines.

We know that we have some opportunities within our company to improve our communications about how we treat our own employees, whom we call associates, and to ensure that the public understands the benefits and opportunities that we provide our associates. These very opportunities make a difference in the lives of the associates and their families. In the United States during the last year, we promoted 170,000 associates and 40 percent of them were in their first year with the company.

In November, Walmart ran a national TV ad campaign that featured four Walmart associates and their respective families and the ads focused on this opportunity message. Our associates earn competitive wages, have the opportunity to earn quarterly bonuses based on the performance of their store and have access to health care benefits, education programs, a stock purchase program and a matching 401K program. Associates also receive discounts at our stores. While the ads are no longer airing on TV, you can watch the ads, along with all the supplemental content by visiting www.therealwalmart.com or http://corporate.walmart.com/the-real-walmart

We have so many programs that provide our associates with an opportunity and control over their career. Here are just a few additional statistics we'd like to point out:

- 300,000 associates have been with the company 10 years or more
- 75 percent of U.S. store and club management started as hourly associates
- Walmart promotes about 160,000 associates every year
- Last year, U.S. full- and part-time hourly associates earned more than $770 million in quarterly bonuses
- U.S. associates saved more than $500 million through the company-provided 10-percent discount on general merchandise and select grocery items, including fresh produce.
- Fewer than 6,000 associates make minimum wage today in the U.S.

You may have seen that our CEO, Doug McMillon, has said that we are committed to eliminating minimum wage structure in our company this year. We have not announced specifics on these details as of yet.

There is so much more that we can share with you about the programs we have for our associates, but we feel that it would be better done through a conference call, rather than via email. We would very much appreciate the opportunity to have that conversation with you in the next few days. Melissa Allgood, whom is copied on this email, will contact you to schedule a time for us to speak.

In the meantime, we included below some additional links to our website, which we hope can provide some additional background on the opportunities that are open to Walmart associates. We know that our website is very robust and it is not always easy to pinpoint where specific information resides, so we hope that these links are helpful.

- Global Responsibility Report, which has a section titled opportunity, reviewing the kind of opportunities just mentioned above. That begins on page 68. The section on benefits and compensation is on page 26.
  http://corporate.walmart.com/global-responsibility/environment-sustainability/global-responsibility-report

- Diversity & inclusion report. Our 2014 report provides information about the makeup of our workforce and our commitment to diversity.
  http://corporate.walmart.com/global-responsibility/diversity-inclusion/
- Empowering women. Another huge commitment in our company is to women. By 2016, our goals are to:
- Increase sourcing from women-owned businesses
- Empower nearly 1 million women through training
- Promote diversity and inclusion representation within our merchandising and professional services suppliers
  http://corporate.walmart.com/global-responsibility/womens-economic-empowerment/

We know that in your resolution, you also cited some information about Doug's compensation package and we can provide more explanation about our executive compensation program in a call.

Sr. Susan and Ms. Tromiczak-Neid, we look forward to speaking with you very soon. We appreciate your support of our company, and your interest in our associates around the world. Thank you very much.

Carol Schumacher
Vice President - Global Investor Relations
Wal-Mart Stores, Inc. (NYSE: WMT)
702 SW 8th Street
Mail stop 0100
Bentonville, AR 72716-0100
1-479-277-1498 (direct)
*** FISMA & OMB Memorandum M-07-16 ***
carol.schumacher@walmart.com
http://stock.walmart.com

Melissa Allgood
Executive Assistant
melissa.allgood@wal-mart.com
1-479-204-9304

The Sinsinawa Dominicans
585 County Road Z • Sinsinawa, Wisconsin 53824-9701
Phone (608) 748-4411 Fax (608) 748-4491

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

The Sinsinawa Dominicans, a Catholic congregation of women religious, is committed to partnering with others to "seek and foster right relationships among all of God's people." As such we are concerned about what Pope Francis has stated about the need to address the "structural causes of poverty and inequality."

The Sinsinawa Dominicans Shareholder Committee has owned at least $2,000 worth of Wal-Mart Stores, Inc.'s common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014.

As the Sinsinawa Dominican Promoter of Peace and Justice, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc.'s shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We are co-filing this resolution with the Sisters of St. Joseph of Carondelet who are based in St. Paul. Minnesota. Please address all correspondence to me through its representative, Ms. Joänne Tromiczak-Neid. She may be contacted at: jtromiczak-neid@csjstpaul.org

I hope we are able to have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely,

Sister Joy Peterson

Sister Joy Peterson, PBVM

Promoter of Peace and Justice
Sinsinawa Dominicans
608-748-4411, ext. 164
jpeterson@sinsinawa.org
www.sinsinawa.org

WAL-MART STORES, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP).

The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission Wal-Mart Stores, Inc. noted in two different places that "decreases in consumers' disposable income . . . may adversely affect our gross margins, cost of sales, inventory turnover and markdowns or otherwise adversely affect our operations and consolidated operating results
https://www.sec.gov/Archives/edgar/data/104169/000010416914000019/wmtform10-kx13114.htm

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2014 for Wal-Mart's CEO, C. Douglas McMillon was $25,592,938 (over twice that of the annual CEO compensation of his peers at the average U.S. company) http://www.sec.gov/Archives/edgar/data/104169/000130817914000196/lwmt2014_def14a.htm#lwmta030.* Meanwhile the average Wal-Mart Sales Associate's 2014 compensation ranged between $15,804-$26,786. The ratio between their compensation was/is 955 times; almost three times more than the U.S. workers overall noted above.
http://www.payscale.com/research/US/Employer=Wal-Mart_Stores%2c_Inc/Salary Sales Associate.

RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

*The citation refers to Mr. McMillon while then being Executive Vice-President.

DB&T
DUBUQUE BANK
AND TRUST

December 22, 2014

Gordan Allison, VP & General Counsel
Corporate Division
Wal-Mart Stores, Inc
702 Southwest 8th St
Bentonville, AR 72716-0215

RE: Sinsinawa Dominicans

Dear Mr. Allison:

This verifies that the Sinsinawa Dominicans own and hold in street name in their Dubuque Bank and Trust Account 45 shares of Wal-Mart common stock. They have owned said shares for more than a year, still own them as of December 22, 2014, and do not intend to sell them before the annual meeting of said company. The market value of the shares as of December 22, 2014 was $3,887.10.

Dubuque Bank and Trust custodies their assets at Northern Trust, where they are held as CEDE and Co nominee name. Northern Trust is a DTC participant. Enclosed is a page from the December 22, 2014 statement from Northern Trust showing Dubuque Bank & Trust held at least 45 shares of Wal-Mart common stock.

If further information is required, please do not hesitate to contact me at the number listed below.

Sincerely,

Joanna Richter
Vice President

Enclosure

cc: Joy Peterson, PBVM

Page 28 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Sisters of the Presentation
of the Blessed Virgin Mary
In Joyful Service

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

The Congregation of the *Sisters of the Presentation of the Blessed Virgin Mary* was founded upon the basic principle of promoting the dignity of the human person, including the struggling working class. Toward this end, our mission includes education with the purpose of improving the quality of life of the human person.

Currently U.S. wages are nearly stagnant and not keeping up with the rising cost of living. Moreover, we believe that when employees receive such low wages, their purchasing power is greatly diminished along with their dignity. This directly affects the growth of the economy and the profits of our company. We are also concerned with the high compensation of company executives. Thus with this letter, we are co-filing with the Sisters of St. Joseph of Carondelet, St Paul MN, the enclosed resolution.

The *Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen South Dakota* has owned at least $2,000 worth of common stock of Wal-Mart Stores, Inc. for over one year and will be holding such through next year's annual meeting of the company which I plan to attend in person or by proxy. Verification of such ownership will come from our Custodian under separate cover dated December 22, 2014.

I am authorized, as Treasurer of the Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen South Dakota to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc. shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

We are co-filing this resolution with the Sisters of St. Joseph of Carondelet who are based in St. Paul MN. Please address all correspondence to me through its representative, Ms. Joänne Tromiczak-Neid. Please include me, and all those who will be co-filing this resolution, in all correspondence to Ms. Joänne Tromiczak-Neid.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them a living wage. I can be contacted at 605-229-8346 or geraetsr@presentationsisters.org

Sincerely,

Sr Ruth Geraets

Sister Ruth Geraets, PBVM Congregational Treasurer

Cc Sister Janice Klein, PBVM President

Enc.

WAL-MART STORES, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP).

The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission Wal-Mart Stores, Inc. noted in two different places that "decreases in consumers' disposable income . . . may adversely affect our gross margins, cost of sales, inventory turnover and markdowns or otherwise adversely affect our operations and consolidated operating results
https://www.sec.gov/Archives/edgar/data/104169/000010416914000019/wmtform10-kx13114.htm.

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7.435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2014 for Wal-Mart's CEO, C. Douglas McMillon was $25,592,938 (over twice that of the annual CEO compensation of his peers at the average U.S. company)
http://www.sec.gov/Archives/edgar/data/104169/000130817914000196/lwmt2014_def14a.htm#lwmta030.* Meanwhile the average Wal-Mart Sales Associate's 2014 compensation ranged between $15,804-$26,786. The ratio between their compensation was/is 955 times; almost three times more than the U.S. workers overall noted above.
http://www.payscale.com/research/US/Employer=Wal-Mart_Stores%2c_Inc/Salary Sales Associate..

RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

*The citation refers to Mr. McMillon while then being Executive Vice-President.

FIFTH THIRD BANK

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AK 72716-0215

Please be advised that as of December 22, 2014 Sisters of the Presentation of the Blessed Virgin Mary of Aberdeen, SD held continuously for at least one year, more than $2,000 of Wal-Mart Stores, Inc. stock in account ending *** FISMA & OMB Memorandum M-07-16 ***

Regards,

Patrick Blom
Assistant Vice President
Sr. Relationship Manager
Global Securities Services
Fifth Third Bank
38 Fountain Square Plaza
MD: 1090CC
Cincinnati, OH 45263
Ph: 513-534-0148
Fax: 513-534-4735
patrick.blom@53.com

Franciscan Sisters
of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

The Franciscan Sisters of Perpetual Adoration, (FSPA) is a Catholic congregation of women dedicated to "bring good news to the poor". As such we are concerned about what Pope Francis has stated about the need to address the "structural causes of poverty and inequality." Thus the enclosed.

The Franciscan Sisters of Perpetual Adoration, (FSPA) has owned at least $2,000 worth of Wal-Mart Stores, Inc.'s common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014.

I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc.'s shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting. Please direct to me all correspondence, including those who will be co-filing this resolution with us.

We are co-filing this resolution with the Sisters of St. Joseph of Carondelet who are based in St. Paul. Please address all correspondence to me/us through its representative, Ms. Joänne Tromiczak-Neid.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them even close to a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution. If you have any questions, please feel free to contact me at 608-791-5284 or e-mail me at sernster@fspa.org.

Sincerely yours,

Susan Ernster, FSPA

Susan Ernster, FSPA
Treasurer/CFO
Franciscan Sisters of Perpetual Adoration
912 Market St.
La Crosse, WI 54601

Enclosure

WAL-MART STORES, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP).

The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission Wal-Mart Stores, Inc. noted in two different places that "decreases in consumers' disposable income . . . may adversely affect our gross margins, cost of sales, inventory turnover and markdowns or otherwise adversely affect our operations and consolidated operating results
https://www.sec.gov/Archives/edgar/data/104169/000010416914000019/wmtform10-kx13114.htm.

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2014 for Wal-Mart's CEO, C. Douglas McMillon was $25,592,938 (over twice that of the annual CEO compensation of his peers at the average U.S. company)
http://www.sec.gov/Archives/edgar/data/104169/000130817914000196/lwmt2014_def14a.htm#lwmta030.* Meanwhile the average Wal-Mart Sales Associate's 2014 compensation ranged between $15,804-$26,786. The ratio between their compensation was/is 955 times; almost three times more than the U.S. workers overall noted above.
http://www.payscale.com/research/US/Employer=Wal-Mart_Stores%2c_Inc/Salary_Sales_Associate..

RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

*The citation refers to Mr. McMillon while then being Executive Vice-President.

First Fiduciary
Investment Counsel, Inc.
Park Center Plaza • 6100 Oak Tree Blvd. • Suite 185 • Cleveland, Ohio 44131 • (216) 643-9100
Building Wealth Through Disciplined Investing Since 1975 • www.firstfiduciary.com

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716-0215

Dear Mr. Allison:

This is to notify you that, as of December 22, 2014 the Franciscan Sisters of Perpetual Adoration have owned continuously for one year from this date at least $2,000 worth of Wal-Mart, Inc. common stock. I have been notified by filer that this same stock should be held through next year's annual meeting.

Sincerely,

Mary F. Anderson, CFA
President

MFA/lac

CC: Sue Ernster, FSPA Treasurer

STIFEL

December 22, 2014

Gordon Y. Allison
Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Re: Franciscan Sisters of Perpetual Adoration A/C *** FISMA & OMB Memorandum M-07-16 ***

Dear Gordon Y. Allison:

Attached is a statement from September 2013 showing the Franciscan Sisters owned over $2,000.00 worth of Walmart stock and also a statement from November 2014 showing they still owned over $2,000.00 worth of Walmart stock. Currently they still hold the same amount of shares that is stated on the November 2014 statement and they intend to hold these shares until and after the upcoming board meeting.

Thank you,

William E. Tienken
First Vice President/Investments

70 West Madison Street, Suite 2400 | Chicago, Illinois 60602 | (312) 454-3800 | (312) 454-3856 fax | (800) 745-7110 toll-free
Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com

Pages 36 through 57 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

School Sisters of Notre Dame
Central Pacific Province
TRANSFORMING THE WORLD THROUGH EDUCATION

Central Office
320 East Ripa Avenue
St. Louis, MO 63125-2897
P: 314-633-7005
F: 314-544-6754
www.ssndcentralpacific.org

December 22, 2014

Gordon Y. Allison, Vice President and General Counsel,
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215

Dear Mr. Allison:

The School Sisters of Notre Dame, Central Pacific Province are a Catholic congregation of women dedicated to "bring good news to the poor". As such we are concerned about what Pope Francis has stated about the need to address the "structural causes of poverty and inequality." Thus the enclosed.

The School Sisters of Notre Dame, Central Pacific Province has owned at least $2,000 worth of Wal-Mart Stores, Inc.'s common stock for over one year and will be holding this through next year's annual meeting. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014.

I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Wal-Mart Stores, Inc.'s shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

We are co-filing this resolution with the Sisters of St. Joseph of Carondelet who are based in St. Paul. Please address all correspondence to me/us through its representative, Ms. Joänne Tromiczak-Neid.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them even close to a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely,

Timothy P. Dewane
Shalom/JPIC Office Coordinator

WAL-MART STORES, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/). Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP).

The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In a recent 10-K submission to the U.S. Securities and Exchange Commission Wal-Mart Stores, Inc. noted in two different places that "decreases in consumers' disposable income . . . may adversely affect our gross margins, cost of sales, inventory turnover and markdowns or otherwise adversely affect our operations and consolidated operating results https://www.sec.gov/Archives/edgar/data/104169/000010416914000019/wmtform10-kx13114.htm.

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million (http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/)

Total compensation in 2014 for Wal-Mart's CEO, C. Douglas McMillon was $25,592,938 (over twice that of the annual CEO compensation of his peers at the average U.S. company) http://www.sec.gov/Archives/edgar/data/104169/000130817914000196/lwmt2014_def14a.htm#lwmta030.* Meanwhile the average Wal-Mart Sales Associate's 2014 compensation ranged between $15,804-$26,786. The ratio between their compensation was/is 955 times; almost three times more than the U.S. workers overall noted above. http://www.payscale.com/research/US/Employer=Wal-Mart_Stores%2c_Inc/Salary_Sales_Associate..

RESOLVED: shareholders request Wal-Mart Stores, Inc.'s Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

*The citation refers to Mr. McMillon while then being Executive Vice-President.

J.P.Morgan

Michael Mack
Investment Analyst
Private Bank

December 29, 2014

Dana Russart
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Shareholder Verification

Dear Dana Russart,

Per your request, the School Sisters of Notre Dame, account number FISMA & OMB Memorandum M-07-16 holds 100 shares of Walmart Stores, Inc. as of December 22, 2014, with a market value of $7,611*. Those shares have been continuously held in excess of 12 months.

Please call me at 414-977-2010 if you have any questions regarding this letter.

Best Regards,

Michael Mack

*While this information has been obtained from sources we consider reliable, we do not guarantee its accuracy and such information may be incomplete or condensed. It is not intended to replace the statement or confirm sent to you on behalf of J.P. Morgan Securities LLC.

111 E. Wisconsin Avenue, Suite 2200 Milwaukee, WI 53202
Telephone: +1 414 977 2010 Facsimile: +1 414 977 2054 michael.m.mack@jpmorgan.com